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                                                                    Exhibit 99.2


April 10, 2003



Special Committee of
  the Board of Directors
  of the Judge Corporation


Gentlemen:

         As a follow-up to my letters of March 21, 2003 and April 1, 2003, this letter confirms the intent of the Buyers (as defined in my letter of March 21, 2003) through Judge Group Acquisition Corporation to make a tender offer at an increased price of $.95 per share for all outstanding shares of common stock of the Company not owned by the Buyers. This represents a 21.79% premium over the closing price on April 10, 2003, a 35.71% premium over the closing price on March 21, 2003 (the last full trading day prior to our announcement of our intent to propose a transaction to take the Company private), a 38.23% premium over the average closing price since January 1, 2003, a 37.06% premium over the average closing price since November 1, 2002 and a 25.58% premium over the average closing price for the twelve-month period ended March 21, 2003.

         The Buyers intend to commence this tender offer upon your receipt of a fairness opinion from an independent financial advisor chosen by you that the tender offer price of $.95 per share is fair from a financial point of view to the minority shareholders.

         To further ensure the procedural fairness of this transaction, the Buyers intend to condition the tender offer upon the tender of shares from a majority of the minority shareholders and the tender of a sufficient number of share such that, after such offer is completed, the Buyers will own at least 80% of the outstanding shares (after which Buyers will effect a "short form" merger at the same price per share).

         We believe this proposal is fair to the minority shareholders and in the best long and short term interests of the Company and its shareholders, employees, customers, suppliers and creditors, as well as the communities in which we work and do business.



Conditions
----------

         This proposal is conditioned upon and subject to the receipt by the Special Committee of a fairness opinion from an independent financial advisor that the tender offer price is for the minority shareholders from a financial point of view. Additionally, the Buyers are negotiating commitment letters with several sources of financing and the proposal is therefore currently subject to a financing contingency which the Buyers expect to remove before commencing the tender offer.


                                            Very truly yours,


                                            /s/ Martin E. Judge, Jr.



cc:      Michael P. Gallagher, Esquire
         Justin P. Klein, Esquire